KZN TECHNICAL REPORT SUMMARY 1 KZN Technical Report Summary 1 Executive Summary The KZN mineral sands project commenced operations at Hillendale in 2001 had transferred to the nearby Fairbreeze site in 2015. This utilized the existing infrastructure at Empangeni, being a fully functional mineral separation plant for zircon, ilmenite and rutile products and smelting operations using two DC arc furnaces for the production of TiO2 slag and pig iron, on the same site. The majority of the equipment from Hillendale was also put into service at Fairbreeze. Being situated on an historical coastline the ore body is made up of ancient dunal mineral sands deposits, eminently suited to hydraulic mining and wet gravity concentration. There are 2 Mining Rights covering the mining and processing operation and are held 100% by Tronox KZN Sands, a wholly owned subsidiary of the Company. The current reserves are 217Mt tonnes at an average grade of 5.5% THM. The current resources, additional to the reserves tonnage, are 107Mt tonnes at 3.7% THM and the current Life of Mine Plan extends out 15 years. 2 Introduction This report has been prepared by Tronox Holdings Plc in compliance with the US Federal Commission’s modernization of reporting rules for mineral assets located at Fairbreeze in KwaZulu-Natal, South Africa. Information used to support this technical summary report includes the annual Mineral Resources and Reserves report listed in the references section of this report. Mineral Resources and Mineral Reserves as of 31st December, 2021 are summarised in Table 4 and Table 5 in section 11 and section 12 respectively of this report A Qualified Person works at the Fairbreeze site and frequently visits the mining areas. Discussions with site management on resource utilisation and optimisation opportunities are held regularly. During the periodic drilling activities, a qualified person regularly attends site activities. 3 Property Description Tronox KZN Sands operations are wholly owned subsidiaries of Tronox Holdings Plc which include: • Fairbreeze Mine, immediately south of the Mtunzini township with the Primary Wet Plant (PWP) situated a further 8 km south of Mtunzini. A hybrid mining method that utilizes track dozers to break lightly cemented ore layers in combination with high- pressure hydraulic mining using water monitor guns to slurry the ore for gravity recovery of heavy minerals at the Primary Wet Concentrator (PWP). • The Central Processing Complex (CPC), 50 road km north of Mtunzini, just outside the town of Empangeni, is where heavy mineral concentrates are processed into mineral products and ilmenite is further converted to titanium rich slag and pig iron in two direct current (DC) arc furnaces. The laboratory and mineral testing facilities are also located at CPC. See Figure 1 on next page. Exhibit 96.4

KZN TECHNICAL REPORT SUMMARY 2 Figure 1: Location Map Mining tenements in South Africa are managed at a national government level. In KwaZulu-Natal, Mining Rights and Prospecting Rights are granted and administered by the regional office of the South African Department of Mineral Resources and Energy (DMRE). The Mining Rights for Fairbreeze are shown in Table 1 and Figure 2. Table 1: Tronox Mining Rights for Fairbreeze Area/Farm DMRE Ref. no. Area (ha) Current status Fairbreeze A, B, C, D KZN 30/5/1/2/2/123 MR 3,810 expires 24 March 2035 Fairbreeze CX KZN 30/5/1/2/2/164 MR 231 expires 04 August 2039

KZN TECHNICAL REPORT SUMMARY 3 Figure 2: Mining Rights and Surface Ownership All deposit areas are largely covered by eucalyptus plantations and sugar cane to a lesser extent (see Figure 3). An agreement to conduct business exists between Mondi Ltd and Tronox KZN Sands for the properties within the Fairbreeze Mining Right area.

KZN TECHNICAL REPORT SUMMARY 4 Figure 3: Land Use In Relation to Mineral Resource Outlines The minerals in South Africa belong to the government and Tronox is obligated to pay a royalty to the South African Revenue Services (SARS) based on the sales of final mineral products. The actual royalty payable depends on the Tronox KZN Sand’s EBIT (Earnings before Interest and Tax) adjusted for capex redeemed. The royalty percentage ranges between a minimum of 0.5% to a maximum of 7%. 4 Accessibility, climate, local resources, infrastructure and physiography The Fairbreeze area is characterised by a ridge situated about 2.5 km inland from the present coastline which has been dissected by streams to leave smaller free-standing dunes. The dunes generally slope toward the sea from a maximum height above sea level of 109 metres. The regional climate can be described as sub-tropical receiving an average of about 1 100 mm rain /annum at Mtunzini. On average, rainfall occurs for about 20 days in January down to 10 days in July. January temperatures have an average daily maximum of 27°C down to 22°C minimum. In July the average maximum is 22°C down to minimums of around 17°C. An extensive road network services the greater Richards Bay - Empangeni - Mtunzini area. The national road, N2, serves as the main vehicular access route to the Fairbreeze Mine. Railway networks in and around the region are suitable for the cargo requirements of the harbour and local industry and are directly connected to the national network for import/export purposes. Flights can be accessed from Durban King Shaka Airport or Richards Bay Airport. Electricity supply is drawn from the national ESCOM grid for all operations. Water supplies are drawn from Mhlathuze Water for mining operations and via the local municipality for the CPC operations. Infrastructure availability is further disclosed in section 15.

KZN TECHNICAL REPORT SUMMARY 5 5 History Natal Mineral Sands (NMS), prospected for mineral sands on Hillendale and Fairbreeze in the northern coast of KwaZulu-Natal during the 1980’s. Iscor Limited purchased NMS in 1994 and mining activities commenced in 2001 at the Hillendale Mine. In 2012, Tronox announced the acquisition of 74% of KZN Mineral Sands operations. Production commenced at Fairbreeze in 2015 and in 2021 Tronox acquired the whole of the remaining portion it did not own of the KZN Sands operations. 6 Geological Setting, Mineralisation and Deposit The Fairbreeze deposits consist almost entirely of older (Pliocene parent) Berea-type red sands, which have been exposed to a long period of weathering resulting in the disintegration of the original components to form silt-sized particles and clay. Progressive enrichment in the swash zones of several beaches, which developed along the large coastal beach/dune system, resulted in the concentration of heavy minerals. See Figure 4 for general geology of the area. Heavy minerals, derived from weathering of inland rocks and sediments, were deposited into the ocean by the Tugela River, concentrated because of progressive enrichment in the swash zones of several beaches, which developed along the large coastal beach/dunal system. Ilmenite, zircon and rutile represent the primary valuable heavy minerals (VHM) of this deposit. Figure 4: Geology of Fairbreeze Area Collectively, the Fairbreeze deposits span 526 ha, with a total length of more than 15 km, striking 34°, and reaching 630m in width (Table 2). Generally, the different ore bodies have depths close to 30m, and the elevation drops from around the 100 mamsl in the southwest (A and B ore bodies) to around 70m amsl in the northeast (C, CX and D ore bodies). Heavy minerals are disseminated in the dune systems with general preference of higher concentrations at the ridge of the dunes.

KZN TECHNICAL REPORT SUMMARY 6 Table 2: Pre-mining dimensions of the Fairbreeze deposits Orebody Avg. Depth (m) Max. Depth (m) Max. Elevation (mamsl) General strike (°) Width (m) Length (m) Surface Area (ha) FBA 33 63 108 30 535 4,500 250 FBB 30 51 94 33 230 2,409 50 FBC (mined out) 25 51 78 35 280 2,160 55 FBCX 28 50 78 30 630 2,000 110 FBD 23 48 68 40 200 4,030 61 7 Exploration Drilling activities at Fairbreeze are predominantly focused on better definition of deposit edges and drilling for production purposes. Tronox relies on constraining grade variation by drilling on progressively tighter grid patterns. There is no greenfields exploration work to disclose. 8 Sample Preparation, Analyses and Security Orebodies have been defined by reverse circulation “air core” drilling, with Fairbreeze CX and Fairbreeze B covered on a 50m × 50m grid. Fairbreeze A is largely covered on a 100m × 100m grid with the area targeted for the first two years of mining drilled on a 50m x 50m grid. Holes are drilled vertically using three metre NQ size rods, giving a nominal hole diameter at the bit of 83 mm. Drill samples are collected in one metre continuous intervals from surface stopping at underlying hard bedrock. Figure 5 shows the drilling density over the Fairbreeze orebodies. Figure 5: Drilling coverage

KZN TECHNICAL REPORT SUMMARY 7 Drill samples are collected from the rig cyclone separator at the drill site and weights recorded over 1m sections. Samples are submitted to the sample preparation facility where they are dried and passed through a rotary splitter to obtain a ± 500g representative laboratory sample and the remaining sample is sent for storage. Samples then progress for laboratory analysis as blind sequential numbers in batches of 66 samples. Included in each batch are 3 duplicates and 3 control samples. Heavy Mineral Analysis Oversize material (>1mm) is removed by screening and the <1mm material is analysed for clay fines content using a wet 45-micron screen. The dried +45μm sand fraction is further analysed for the total heavy mineral content (THM) by dense medium separation using tetrabromoethane (TBE) with a specific gravity of 2.96 g/cm3. The heavy mineral separation aliquots are sent for fused bead XRF element analyses. Mineralogical analysis QEMSCAN, an adaptation of SEM technology, which employs a scanning electron microscope to traverse across polished mineral grain surfaces in a mount is used for composite mineral assemblage determination. Software programs convert the metal analyses into mineral species and calculate areas, volumes and relative percentages of the minerals present. QEMSCAN uses the relatively fast assay scan results to match with assays obtained from locally known minerals in a standard suite of samples. Table 3 shows the average of heavy mineral assemblages for the main ore bodies Table 3: Average major heavy mineral Assemblage of THM fractions Orebody Ilmenite (%) Zircon(%) Rutile(%) Other(%) FBA 64-74 8-12 5-10 14-18 FBB 62-74 8-12 5-8 14-22 FBCX 64-77 8-12 5-7 11-21 FBD 46-57 5-7 3-5 31-46 9 Data Verification Control samples of varying clay fines and total heavy mineral grades are prepared in advance of a drilling programme. Results from the prepared control subsamples are used to derive parameters for validation of results received from the laboratory. Every batch of drilling samples submitted to the laboratory include control samples of three different grades. During sample preparation every 20th sample is duplicated to monitor repeatability of sample preparation processes and analytical results. In addition, randomly selected samples are sent on an ad-hoc basis to an external independent laboratory to verify analytical results. Figure 6, Figure 7 and Figure 8, below show typical duplicate sample comparisons for key drill section attributes. The half absolute relative difference of paired duplicate results assists to measure the precision of data results. The pairs of half relative differences are expressed as percentage and sorted cumulatively in an increasing order from smallest to largest. The coarse split duplicates should have at least 80% with less than 10% difference. Differences in excess of 10% are investigated. As can be seen in the figures below, the duplicate data exceeds the standard. Figure 6: Half Absolute Relative Difference Plot of Total Heavy Minerals

KZN TECHNICAL REPORT SUMMARY 8 Figure 7: Half Absolute Relative Difference Plot TiO2 in THM Figure 8: Half Absolute Relative Difference Plot ZrO2 in THM The Tronox laboratory at the CPC is ISO 9000 certified for chemical analysis and the laboratory is also certified by the country’s National Accreditation Body for Laboratories called SANAS. In the opinion of the Qualified Person the accuracy of duplicates and standard geological samples along with internal chemical assay standards is of industry standard and the data is suitable for geological modelling resource purposes. Mineralogical Analysis Quantitative electron scanning microscopy (QEMSCAN), development work within Tronox since 2006, has refined the conversion of the metal analysis into mineral species. Mineral assemblages are established by domain. Ore hardness Parts of the orebody contain lightly cemented/indurated areas where the high-pressure hydraulic mining method experiences difficulties in maintaining required plant throughput. By mining standards, the ore is still classified as very soft and is easily moved by mechanical equipment such as dozers and front-end-loaders. Mechanically assisted mining is slightly more expensive than solely hydraulic mining and gets costed in when forecasting mining of harder zones. The indurated material at Fairbreeze can be characterized as having SiO2 >5.5% and Al2O3/MgO>2.1. The ore impacted by light cementing was determined to be 5% for C Ext and up to 16% in Fairbreeze A. The Fairbreeze B orebody shows discontinuous hardness near surface within high clay fines zones but tonnage impacted is yet to be determined.

KZN TECHNICAL REPORT SUMMARY 9 10 Mineral Processing and Metallurgical Testing During the feasibility studies phase of the project, 19 bulk samples from different geological units across the Fairbreeze orebodies were collected for metallurgical pilot testing. An area in the orebody was drilled where after samples were composited to form a bulk sample representing the specific geological units. It was aimed that each composite will produce enough heavy mineral concentrate of about 100kg as a starting mass for all downstream test work. Processing of the samples formed part of data input to the Fairbreeze feasibility studies. This work continues with composites produced based on annual ore blocks for geo metallurgical testing to give advance knowledge of minor variables likely to impact processing. More recently a DFS has been completed into the phase 2 expansion of the operation at Fairbreeze in order to maintain HMC production due to lower THM grades in both the B and A orebodies. The expansion involves increasing the mining and PWP processing rate. Mineral recoveries will be maintained following the expansion as will product quality. 11 Mineral Resource Estimates Geological Modelling A model of the different geological domains is generated using geological and mine planning software, Geovia Surpac. Geological and assay data are displayed on graphical sections and unit boundaries/layers are digitised per vertical cross sections, depending on the location and drill spacing. The digitised strings are then joined together to create wireframe surfaces, which are used during the estimation process of the background material, that is, the material not bound by interpreted ore outlines (Figure 9). Figure 9: Vertical cross section through Fairbreeze A orebody

KZN TECHNICAL REPORT SUMMARY 10 The orebody outlines, at various ilmenite cut-off grades, are generated in a similar manner as geological wire-frames. A nominal cut- off grade of 1.5% ilmenite is generally applied for defining mineral resources. Variography Variography is completed for all domains to determine geostatistical parameters. Typical variogram ranges for THM are greater than 100 metres across and along strand strike. The drilling at 100m x 100m is adequate for defining measured mineral resources. Block Model Construction Block models are created in Surpac Geovia geological and mine modelling software. Sub-celling is employed at domain boundaries to allow adequate representation of the domain geometry and volume. Grade Estimation Grade estimations was done on the four Fairbreeze deposits from topographic surface to the base of sand at end of boreholes with estimation parameters used for each applicable domain. For Fairbreeze A and C Ext deposits Ordinary kriging was performed for the three iterations whilst adjusting search parameters. The first run is at 65% of the range, second iteration at 100% of range and the third iteration at 150% of the range. The remaining blocks were filled up using the inverse distance squared method and finally the nearest neighbour estimation method. The level of confidence with estimation was allocated in the decreasing order from high in the kriging method and lower in the nearest neighbour. A similar approach of estimation technique was followed for Fairbreeze B, but all estimation runs are currently based on inverse distance squared method. This will be updated as new drilling data becomes available. Fairbreeze D is small and has been estimated using the inverse distance squared method at this stage. Cut-off values Currently resource volumes are established for cut-off grades of 1.5% ilmenite, which is in line with the breakeven grade. Density Consultants carried out the test work on Fairbreeze and recommended the use of dry density of 1.7t/m3 for resource tonnage calculations. Reconciliation of block model tonnages against the primary wet plant show a variance of less than 5%. Block Model validation Block grade estimates are validated primarily by statistical analysis and also a visual comparison to the input drill hole data. The following figures illustrate typical graphical comparison of the raw data (borehole samples) and the block model output. In both figures (Figure 10 and Figure 11), the THM estimates fall within 10% of an average of boreholes samples. Areas falling outside are typically poorly drilled and most likely the resources are of lower category. The model is also broken down into smaller areas, blocks and domains to compare the block values against the input data. Figure 10: Comparison of Bore hole THM grade with Block model THM grade estimates; Northing FBA

KZN TECHNICAL REPORT SUMMARY 11 Figure 11: Comparison of Bore hole THM grade with Block model THM grade estimates; Easting FBA Mineral Resources Classification Variography for KZN dune deposits has shown that in general, a measured mineral resource is achieved at a drilling density of 100m x 100m. However, final classification considers: drilling density, analytical techniques, and confidence expressed in estimation. Fairbreeze CX and Fairbreeze B have been drilled on a 50m × 50m grid largely to gather detailed information that is pertinent for mine planning. Fairbreeze A has been drilled on 100m x 100m grid, and larger part of the mineral resources are in the measured mineral resource category. Figure 12 on the next page outlines the physical location of the resources in relation to the reserves.

KZN TECHNICAL REPORT SUMMARY 12 Figure 12: Mineral reserves and mineral resource Locations Tronox uses economic contribution as a guide to cut-off determination. This allows for the polymetallic nature of the resource and the broad mineralization of surrounding areas. As costs change over time and long-term revenue values change, new reviews are conducted which may lead to a different grade shell becoming optimal. The 2021 Mineral Resources Statement for Fairbreeze is presented in Table 4 below. Table 4: Fairbreeze Summary of Mineral Resources at the End of the Fiscal Year Ended 2021 Exclusive Mineral Resources – Fairbreeze 2021 Mineral Resources Category Material Tonnes Mt THM Grade (%) Mineral Assemblage Ilmenite Grade (%) Rutile + Leucoxene Grade (%) Zircon Grade (%) Measured 50 4.1 64.1 8.1 7.7 Indicated 1 2.0 53.5 7.0 7.5 Measured + Indicated 51 4.0 63.9 8.1 7.7 Inferred 56 3.4 54.7 6.9 7.1 TOTAL 107 3.7 59.1 7.5 7.4 (1) Cut-off grade applied is 1.5% ilmenite (2) Mineral Resources are exclusive of Mineral Reserves The categorisation of resources is made based on the judgements of the Qualified Person, in consultation with the mining development engineer and resource geologist.

KZN TECHNICAL REPORT SUMMARY 13 12 Mineral Reserve Estimates Mineral Reserves are subsets of Resources having used the same modelling processes but with more stringent practical and economic considerations applied. The Resource block models are constrained into Reserve block models discounting the Resources that cannot be mined due to infrastructure (roads, railways, pipelines), geotechnical parameters, geological floor and any mining method limitation to create final pit DTM’s. The reserve block model is then imported to MineSched module for scheduling run on mining blocks 50m × 50m × 10m. The scheduling results are used to test forecast production plans. The following scheduling criteria is incorporated to ensure a practical mining sequence and accurate forecast: • Optimise flow paths and distance from the mining face to pump stations. • Maintaining a balance between high and low clay fines material. • Mine in sequence so that no sterilisation takes place. • Minimise mining void open area. • Blending between harder and softer ore. • Blending between higher grade and lower grade ore. Optimisation The optimisation process is repeated using different cut-off grades to create a series of nested shells. Mining block sequences are created for each of the shells ore tonnes and mineral assemblage information as well as mining costs, processing costs and mineral revenues. Modifying Factors In the resource optimisation, modifying factors including recoveries, ore loss assumptions, operating costs and mineral sales pricing are used to seek the maximum value for a shell. Cut-Off Grades The long term mine plan and reserve estimates are derived from detailed techno-economic models created from geological, mining and analytical databases and optimized with respect to anticipated revenues and costs. Cost assumptions are developed from our extensive operating experience and include mining parameters, processing performance, and rehabilitation costs. Predicted mining and processing metrics are reconciled with actual production and recovery data on a regular basis. Fairbreeze has few environmentally sensitive areas covering indigenous trees, shrubbery, and grasslands. These areas are protected from mining by creating buffer zones. Berms and trenches are also constructed to ensure that none of the mining activities encroach on to the non-mining areas. Tree barriers have been planted and continue to be planted to protect the neighbouring town of Mtunzini and the N2 national carriage way from dust and other aspects of the mining activities. A 3m high topsoil berm has been constructed along the boundary to the neighbouring town to also reduce noise emission and mining pits are designed to ensure the mining face absorbs noise that would otherwise radiate toward the township. As part of the impact assessment for the Fairbreeze Mine, sites of heritage significance in the area have been identified and management plans are in place to protect these from any possible impacts of mining. The heritage mitigation actions are included in the mine EMPR. The 2021 Mineral Reserves Statement for Fairbreeze is presented in Table 5 below. Table 5: Fairbreeze-Summary of Mineral Reserves at the End of the Fiscal Year Ended 2021 Mineral Reserves – Fairbreeze 2021 Mineral Resources Category Material Tonnes Mt THM Grade (%) Mineral Assemblage Change from 2020 Ilmenite Grade (%) Rutile + Leucoxene Grade (%) Zircon Grade (%) Proven 206 5.6 61.6 7.3 7.7 -3.9% Probable 11 3.7 51.9 5.0 7.0 -0.5% TOTAL 217 5.5 61.3 7.2 7.7 -3.7% (1) Mineral prices used in Reserve estimation are substantially in line with the prices for each of our products published quarterly by independent consulting companies (2) Conversion of in ground grade to saleable product yield, taking into account all of the losses in mining and processing, is for ilmenite typically 76%, for rutile 75%, and for zircon 80%

KZN TECHNICAL REPORT SUMMARY 14 13 Mining Methods The mining method at Fairbreeze is hydraulic monitoring. A jet of high-pressure water (+/-2500kpa) is aimed at a mining face, thereby cutting into and loosening the in-situ sand so that it collapses on to the pit floor. The water also acts as a carrier medium for the sand (ROM), buoyed by the clay fines content of the ROM. The slurry generated by the monitors, flows to a collection sump and is then pumped some kilometres to the PWP through a system of booster pumps. The varying grade and clay content requires the mining of different faces concurrently to manage variation. The pressure and volumetric flow rate at the monitors is controlled through the number of pumps running at the booster pump station, the number of monitors operating and the sizes of the nozzles on these monitors. A monitor is moved towards the mining face once per day. The two ROM pumpstations (sumps), are equipped with 12/10 Warman pumps and 350kW motors. Each pump station also has a monitor that cleans the roots and rocks (oversize) that build up at the pump station screen. Two pump stations are operated at a time. Each pump station has four monitor guns with one of the four on standby. The mining staff compliment comprises of two sections, the day team and the shift team. The shift team is subdivided into four rotational teams. The mining operation works on a 24hour day basis. The day team does the daily monitor gun moves, new pump station installations and any pipeline moves. The day crew also manages the stripping and hauling of topsoil. Ore dilution can occur due to pit floor conditions but is only generally a few % of total tonnage mined and usually contains lower grade mineral sitting in the resource category. The declared resources generally abut the mine plan ore and so minor improvements in operating cost and mineral revenues could see those resources being exploited. There would be little equipment relocation cost required to extract them. The mining operation is currently active in Fairbreeze CX. Fairbreeze C has been depleted. The backfilling operation entails placing of the sand tails fraction into the mining void and for the building of residue facility storage walls. The volume of backfilling is a function of the overall sand balance and the amount that is required to provide a suitable post mining topography such that surface run-off water moves to the same water paths as existed prior to mining. The major strength of the hydraulic mining method lies in the relatively low cost capital layout. The blending capability and throughput control as well as relatively low operating cost. A relatively unskilled workforce can operate the mining equipment. Figure 13 below shows typical mining operation at Fairbreeze Mine. Figure 13: Hydraulic mining operation at Fairbreeze Cx The life of mine plan is shown in Figure 14. The last 2 years of the LOMP consist of material currently in the Inferred Resource category but for which mineral grades encountered are well above cut-off and are sufficiently encouraging and likely to be upgraded following further drilling. The Residue Storage and water return facilities are shown on the West side of the N2.

KZN TECHNICAL REPORT SUMMARY 15 14 Processing and Recovery Methods The ore characteristics and hence the primary processing flowsheet for Fairbreeze is essentially the same as was used at Hillendale. Much of the processing equipment was relocated from Hillendale to Fairbreeze for Phase 1 of the project. Two new 42m diameter Outokumpu high-rate thickeners were installed for the first phase due to substandard performance of the thickeners used at the Hillendale mine, with an additional two thickeners required for the second phase expansion associated with mining the lower grades at FBA and FBB. Phase 2 will mine ore from A and B ore bodies which require upgrades to the upfront desliming circuit, a further upgrade of the clay fines thickening and residue disposal equipment, rougher spiral capacity, increased concentrator building capacity and additional process water pumping capacity. A series of pilot tests to determine the effect of the feed variables, other than clay fines, on spiral performance showed that the Rougher spirals would achieve optimum metallurgical performance under the following feed conditions: • Solids feed rate per spiral start: 1.8 tph - 2.2 tph • Slurry density (Solids by mass): 35% - 45% • Clay fines content < 6.0% as % of feed solids • Feed grade (THM): 5% - 20% • Feed mineralogy (Ilmenite:THM): > 0.5 A 9 500 tonne bulk test of Fairbreeze ore through the Hillendale plant confirmed the need for upfront desliming cyclones. The PWP consists of the following sections and shown in the Figure 15 below: • Feed preparation and desliming circuits equipped with Multotec de-sliming cyclones. • Spiral circuit 720 Roughers, 360 middling scavengers (MG4B and MG4 Mineral technology units respectively) and 216 cleaner spiral starts (HG10 Mineral Technology units). • HMC cleaning circuit: Low Intensity Magnetic Seperator (LIMS) • Fines thickening and water recovery circuit - 2× 42m diameter Outotec high rate thickeners - 3× WIRTH positive displacement pumps • Coarse tailings circuit for backfilling and RSF wall building Figure 14: Life of Mine Plan

KZN TECHNICAL REPORT SUMMARY 16 The Mineral Separation Plant (MSP) used to convert HMC into saleable mineral products is the same that was used for the KZN project’s original mining at Hillendale. The mined out Hillendale deposits and the yet to be developed Port Durnford deposits are all in close proximity and all stem from the Berea Type Red Sands. They have similar mineralogy, particle size, clay type and mineral assemblages. Processing characteristics are also similar. The MSP at Empangeni consists of configurations of relatively standard equipment positioned in the flowsheet to reflect the valuable mineral separation characteristics as well as the processing characteristics of the trash minerals that must be removed in order to recover key products of ilmenite, rutile/leucoxene and zircon at the required quality. The MSP circuit is shown in Figure 16 where the processing blocks contain several or more unit operations within each. Figure 15: General Flowsheet of Fairbreeze PWP

KZN TECHNICAL REPORT SUMMARY 17 The MSP primarily separates the magnetic and electrically conductive ilmenite from the non-magnetic and conductive rutile and leucoxene and also separating rutile and leucoxene from the non-magnetic and non-electrically conductive zircon. The circuitry is also required to remove residual free silica, other silicate minerals, chromite, magnetite and haematite as well as iron stainings and coatings on the minerals which would interfere with efficient mineral separation and quality, particularly for the valuable zircon products. The ilmenite is primarily recovered in the feed prep and Uric circuits where all HMC is subject to various levels of magnetic intensity, both wet and dry to remove chromite, magnetite and haematite to make smelter grade ilmenite product. The primary dry circuit uses electrical conductivity to roughly sort conductive rutiles and leucoxenes from non-conductive zircons. The crude zircon is reacted with sulphuric acid in the hot acid leach (HAL) in order to remove ferrous stainings so that efficient downstream separation in the wet and dry zircon circuits can occur and customer product qualities achieved. The rutile attritioning circuit removes surface staining from the minerals allowing the redirection of misplaced zircons back to the zircon circuit, and a high TiO2 rutile product to be finished in the rutile dry circuit. The chemical quality of the mineral products are shown below in Table 6. Rutile and zircon products are packed in bulk bags as well as in bulk shipping containers and occasionally stockpiled for bulk in ship holds. Figure 16: MSP Circuit Flowsheet

KZN TECHNICAL REPORT SUMMARY 18 Table 6: Typical Chemical Analysis of Mineral Products Element Ilmenite smelter feed (%) Prime Zircon product (%) Rutile blend product (%) TiO2 47.3 0.13 93.7 Total Fe as Fe2O3 52.7 0.06 0.92 ZrO2 0.19 66.4 0.98 SiO2 0.70 32.5 2.12 Cr2O3 0.19 - 0.11 Al2O3 0.36 0.15 0.46 P2O5 0.04 0.10 0.02 MnO 1.10 - - CaO 0.02 - 0.02 MgO 0.50 - 0.01 V2O5 0.25 - 0.44 Nb2O5 0.07 - 0.22 U+Th (ppm) 50 490 76 d50 (microns) 130 130 140 15 Infrastructure General Access to the PWP is from off ramps at Bridge 4 on the national highway N2, south of the town of Mtunzini. Road transport for HMC to the MSP at Empangeni, a distance of 50km, is along the N2 highway utilizing side tipping trucks. Gypsum waste and MSP sand tailings are returned on the backhaul. There is another route between Fairbreeze and the MSP along the R102 that can be used in emergencies. The distance is similar but the road condition poorer than the newer multi-lane national highway. Bulk Electricity supply for Fairbreeze is from 88kV and 132kV ESCOM power lines that run adjacent to the residue storage facilities and feeds the Fairbreeze substation. The 132kV line is used to inject into the 88 kV line to ensure there is sufficient power when the Fairbreeze Phase 2 expansion comes online. The maximum absorbed power requirements for Fairbreeze are shown below in Table 7. Table 7: Fairbreeze Maximum Load Requirements Area kW requirement (Phase 1) kW requirement (Phase 2) Primary Wet Plant 9,500 15,000 Mining 3,600 7,000 Bulk water supply Study 2020 250 1,000 Clay residue facilities are currently in place and operational, however with the recent increase in Reserves, mine life and planned mining rate, an adjacent area called the Everglades RSF will be constructed. This had been considered as a possibility in the original Fairbreeze BFS and capital has been allowed for in the Fairbreeze Phase 2 expansion feasibility study. The Everglades residue storage facility abuts the current MegaSebeka residue facility. Figure 17 shows mining and processing operations on the East side of the N2 whilst the residue storage and water return facilities are located on the West side.

KZN TECHNICAL REPORT SUMMARY 19 Figure 17: Mining and Processing Facilities with the planned Everglades Residue Facility Water supply Water is sourced from the uMhlatuze River upgraded installation that originally supplied the Hillendale mine. This system was upgraded to a pipeline of 750mm nominal diameter over approximately 33km to FB and discharging into the raw water dam. Site layout infrastructure is shown in the Figure 18 below. Storm water containment, stockpiles, administration buildings and roads along with the wet plant and thickeners can be seen. Very little permanent infrastructure is required for the actual mining activities. The population of the Greater Richards Bay area/ The City of Umhlathuze, is approximately 400 000. The workforce is drawn from these surrounding localities in consideration of community and BEEE principles. All employees source their own living facilities. Rail and Shipping Railway networks in and around the region are suitable for the cargo requirements of the harbour and local industry and are directly connected to the national network for import/export purposes. The harbour at Richards Bay operates a very large coal-handling terminal and controls a wide range of import and export cargos. Durban also has port facilities that Tronox uses to export containerized and bagged product from. Air flights can be accessed from Durban King Shaka Airport or Richards Bay Airport.

KZN TECHNICAL REPORT SUMMARY 20 16 Market Studies The principal commodities titanium and zircon are freely traded, at prices and terms that are widely known, so that prospects for sale of any mineral production are virtually assured. Tronox is a significant global producer of TiO2 based pigments and has the specific strategy of being predominantly vertically integrated. This means that its own mining production will provide the bulk of the titanium feedstock to its 9 pigment plants, located around the globe. Tronox Management Pty Ltd now markets all mineral products sold emanating from the Fairbreeze Mine. However, with the integrated pigment strategy, this predominantly relates to the range of zircon products. The KZN zircon products are highly sought for use in tile ceramics and refractories. Tronox routinely uses the services of various industry trade consultants to closely monitor and report on global production of titanium minerals and zircon as well as reporting on the current global supply and demand status, plus projections of new projects to come on stream, both timing and capacity. Export and import data by country is monitored. As noted earlier, zircon, TiO2 feedstock and TiO2 product pricing are internationally traded, specialized commodities. Generally speaking, the prices of our products are substantially in line with the prices for each of these products published quarterly by independent consulting companies who track the mineral sands, titanium dioxide and coatings industries. The ilmenite product is of smelter grade and processes well in the Empangeni arc furnaces. Natural Rutile has been marketed in the past with a TiO2 content of 95+% but is currently recovered with leucoxenes and consumed internally by Tronox. The bulk of KZN zircon is classified as Prime Grade and consistently sells in line with market pricing. 17 Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups All necessary authorisations, licences, rights, and permits were obtained for Fairbreeze Phase 1 prior to the commencement of mining in 2015/2016 (see Table 8). For the Phase 2 expansion additional applications have been made, mainly to authorise the new Everglades RSF extension. Application for an integrated environmental authorisation has also been lodged with DMRE. This application is for environmental authorisation in terms of the national environmental management act (NEMA) as well as for authorisation under the national environment management waste act (NEMWA). The overarching mitigation objectives remain the same as for the mine original EIA, namely: • To rehabilitate the mine site to the extent where the previous land use is not compromised in terms of value unlocked; • To minimise any residual environmental impacts resulting from the mining operations; and • To minimise the social impacts following mine closure. Figure 18: Layout of the Primary Wet Plant Area

KZN TECHNICAL REPORT SUMMARY 21 Due to the 170 ha Everglades RSF facility containing wastes with the potential to pollute and due to it impacting on wetlands, several sections of the National Water Act are also triggered requiring application for a further water use licence, which has been lodged with the applicable departments. (see Table 9). Additionally, the property earmarked for the Everglades RSF needs to be rezoned and an application to the local municipality has been made in terms of the relevant land use planning legislation. Tronox intends to reduce the impact of Fairbreeze Mine on wetlands by relocating the Phase 2 expansion of the existing Mega Sabeka Residue Storage Facility (MSRSF) from the current approved expansion footprint to a proposed new footprint on the adjacent Everglades sugar cane farm. The project will minimise future destruction of wetlands and is anticipated to significantly reduce the environmental impacts associated with the approved Phase 2 expansion. The Final Basic Assessment Report and Environmental Management Programme conducted by an independent consultant concluded that based on various specialist studies, the project is beneficial. These studies assisted in the assessment of impacts and identification of essential measures that will mitigate the impacts to within tolerable limits. In conclusion the consultant was of the opinion that on purely environmental grounds the application as it is currently articulated, should be approved. Table 8: Licenses and Permits Legislation Permit No. Date of Issue Period of Validity (where applicable) Supporting Studies Geographical Area Mineral & Petroleum Development Act KZN30/5/1/2/2/164 MR 9 Apr 2009 8 Apr 2039 C EXT KZN30/5/1/2/2/123 MR 23 Mar 2010 24 Mar 2035 A, B, C & D Environmental Conservation Act EIA/4187 19 July 2006 Commence within 7 years Complete within 10 years of commencement C EXT National Environmental Management Act EIA/4187/AMND/2013 2 Sept 2013 C EXT DC/28/0033/2013 12 Dec 2014 Commence within 5 years of issue date CX (Siyayi R Bridge & Offset restoration) DC/28/0036/2010 12 July 2012 Commence within 5 years of issue date Soil and Land Use Socio-economic Social Biodiversity Geohydrology Surface water Biomonitoring Air Quality Noise Heritage Visual A, B, C & D DC/28/0036/2010 Appeal Decisions 11 June 2013 EA upheld A, B, C & D National Water Act 06/W13B/CGI/2229 9 Sept 2013 A, B, C & D 21169147 23 July 2007 A, B, C & D 06/ W13B/CI/2603 22 July 2014 20 years from date of issue, subject to 5 yearly review Bulk water pipeline Kwa-Zulu Natal Heritage Act 0011/10 11 Oct 2011 30 June 2014 Heritage Assessment A, B, C & D NEM:BA

KZN TECHNICAL REPORT SUMMARY 22 Legislation Application Ref Date Submitted Supporting Studies Geographical Area National Environmental Management Act KZN 30/5/1/2/2/123 MR KZN 30/5/1/2/2/164 MR 2019 Wetlands Terrestrial Habitat Rivers & Estuaries Surface Water Ground Water Dust Noise Visual Heritage Socio-economic Agricultural Traffic & Transport Geotechnical Everglades RSF Greater Fairbreeze Biodiversity Offset NEM: Waste Act KZN 30/5/1/2/2/123 MR KZN 30/5/1/2/2/164 MR 2019 Everglades RSF Greater Fairbreeze Biodiversity Offset National Water Act 2019 Everglades RSF Greater Fairbreeze Biodiversity Offset MPRDA Section 102 Amendment Application 2019 Everglades RSF SPLUMA Land Use planning 2021 EIA studies as required. Motivational report by registered town Planning professional Everglades RSF Compliance with the approved environmental management programme is monitored monthly by an independent environmental control officer and reported to the DMRE. Compliance with water use licence conditions is audited annually by an independent auditor and reported to Department of Water and Sanitation. The water use licence requires 6 monthly updates for water quality monitoring as well as the audit reports to be submitted by Tronox to the authority. Formal agreements are in place with Mondi, the owner of orebody A, for compensation of lost earnings and infrastructure due to use of its land for mining. The agreement caters for different forms of compensation. Direct compensation for timber removal is allowed for, compensation for the 6-year period any area is out of forestry production, as well as for impacted infrastructure. The Fairbreeze B, C and C Ext orebody surface rights are owned by Tronox. In agreement with NEMA GNR 1147, mine closure provision has been estimated on the basis of functional domains and risks. Rehabilitation of mined out areas are planned to be carried out continuously through the life of mine. In the event of unscheduled closure a provision of US$12M inclusive of contingency, preliminary and general, post closure as well as risk based and regulatory costs, have been allowed for. Community The local procurement targets as set out in the Mining Charter for capital goods and procurement of services are being met. For employment, the proportion of historically disadvantaged South Africans (HDSA) well exceeded the required Mining Charter target levels of 40%. 18 Capital and Operating Cost As the operation commenced in 2015 the project capital is no longer a relevant factor in determining the economic viability of the property. However, the economic analysis allows for ongoing minor stay in business capital and also an expansion costing in the feasibility estimate range of US$100 to US$135 million for the Fairbreeze Phase 2 throughput expansion project. The expansion will be done in 2 parts with the first entailing additional processing capacity in the wet concentrator along with additional thickening and residue storage capacity. There will be minor additional capital required for the mining of FBA when a dozer trap will come into use. The first stage is expected to be operational by 2024 with the second stage implemented in H2 of 2025 The operating costs are known and no longer subject to estimate. Costs used in the economic analysis come from Tronox internal cost accounting systems.

KZN TECHNICAL REPORT SUMMARY 23 19 Economic Analysis For the financial modelling that supports the current Reserves, a range of mining block schedules are prepared by the senior mine development engineer. These schedules contain information on ore tonnes and grades, mineral assemblages, predicted product qualities, clay fines levels as well as other information that may impact on throughputs, recoveries and costs. There are many mineral sands mines operating worldwide. Many as standalone mineral sales operations producing mineral products similar to those emanating from KZN. With so many operations selling titanium and zircon mineral products on the open market Tronox chooses to value its ore reserves on the basis of what it would have to pay to buy the mineral products, if it didn’t produce and use them itself. Mineral pricing data is readily available through a number of industry sources. The current Fairbreeze orebody is expected to be depleted by 2037 at which time the Operation may possibly be relocated to the nearby Port Durnford deposits following further definition of that resource. Key cost assumptions, macro and mineral price assumptions: To determine the economic viability and cash flows of the Fairbreeze project, the Company utilized management’s best estimates of the following key assumptions for the mining operations: 1) top soil removal and supportive mechanical mining equipment cost, 2) Hydraulic mining costs, 3) plant variable cost, 4) concentrator fixed costs, 5) tailings fixed costs, and 6) maintenance, overhead and support services costs; and for the separation plant, the assumptions are as follows: 1) plant variable costs, 2) MSP fixed costs, 3) HMC haulage rates and 4) maintenance, overhead and support services. Other key assumptions were mineral royalties, distribution costs, mine and concentrator and MSP capital spending, tax rates, and exchange rates. Cash flows are positive for all years in the Life of Mine Plan out to 2037. The physical mining and processing parameters used in the life of mine plan result in a mine life of 15 years and product yields from in ground mineral to saleable products as follows: • Ilmenite 76% • Rutile 75% • Zircon 80% Sensitivity analyses were conducted using variants such as commodity price, operating costs, capital costs, ore grade and exchange rates. As a result of these analyses, the project was determined to be economically viable in all scenarios. After tax nominal cashflows in current day dollar terms are positive for all years in the Life of Mine Plan. The financial evaluation of ore reserves at KZN Sands indicates that the ore can be economically extracted and processed based on the current price assumptions, costs and plant performance and expected mineral characteristics. 20 Adjacent Properties Not applicable. 21 Other Relevant Data and Information Glossary of Terms are summarized in the table below.

KZN TECHNICAL REPORT SUMMARY 24 Table 10: Glossary of Terms Term Definition AC Air Core drilling Clay Fines Industry term defined in Tronox as material passing a 45/63 μm sieve and generically meaning “clay and silt suspended in water”. For KZN Sands it is 45 μm CPI Consumer Price Index, a measure of inflation DFS Definitive Feasibility study DMRE Department of Mineral Resources and Energy DTM Digital Terrain Model DWER Department of Water and Environmental Regulation EBITDA Earnings Before Interest, Tax, Depreciation and Amortisation FOB Free-On-Board pricing GPS Global Positioning System HMC Heavy Mineral Concentrate HM/THM Heavy Minerals/ Total Heavy Minerals HT Roll A high voltage electric charging mineral separator JORC Code Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves Kt Kilo tonnes LOMP Life of Mine Plan Mt Million tonnes MWh Mega Watt Hour, a unit of electricity consumption Neighbourhood Analysis Method of classifying multivariate data according to a given distance, provides optimal parameters for modelling. NYSE New York Stock Exchange Ordinary Kriging A statistical method of relating data points based on distance of separation QA/QC Quality Assurance/Quality Control QEMSCAN Quantitative. Evaluation of Materials by Scanning. Electron Microscopy SAMREC South African Code for the Reporting of Exploration Results, Resources and Mineral Reserves Strandline Line of concentrated heavy minerals usually associated with historical shorelines VHM Valuable Heavy Minerals (total of Ilmenite+Rutile+Leucoxene+Zircon) XRF X-ray fluorescent Analysis Yield The recovered weight of material to a saleable product 22 Interpretation and Conclusions The declaration that as at 31st December 2021, the Fairbreeze operations have 217Mt of Mineral Reserves at 5.5% THM grade and in addition Mineral Resources of 107Mt at 3.7% THM grade is well supported. The mineralization in the deposit varies relatively gently in lateral dimensions. Material outside the mine plan is usually mineralized, as is the topsoil, and only marginally below planned grade. The minerals in the deposit are relatively clean with limited existence of inclusions and composite grains. Although there is modest iron staining of the zircon which responds well to HAL treatment and justifies the good recoveries observed in processing. The product qualities are excellent with the ilmenite being ideally suited for TiO2 slag production, the rutile product suited to direct use in chloride pigment processes that Tronox predominantly operates, and the zircon well regarded in the market. Tronox KZN Mineral Sands has a good record for rehabilitation of past mining areas, groundwater management, control of dust and radiation management. Relationships with key stakeholders and government regulators are also in good standing. The LOMP expects to operate through to 2037 with financial provisions made for both scheduled closure and an unexpected closure. On a minerals only basis, financial modelling shows that future reserves are profitably mineable with the existing equipment and infrastructure or as deemed appropriate in the Phase 2 feasibility study. The Fairbreeze operations are a key part of the Tronox vertically integrated pigment production process.

KZN TECHNICAL REPORT SUMMARY 25 23 Recommendations That geological work continues to better define the economic margins of the resources, looking for inclusion, at least in part, as reserves to further extend mine life. 24 References List of References summarized in the table below. Table 11: List of References Title Everglades RSF Pre-Feasibility Study Fairbreeze A&B Definitive Feasibility Study 2020 Fairbreeze Bankable Feasibility Study Updated 2014 Final Basic Assessment Report and Environmental Management Programme - Proposed Everglades Expansion of the Residue Storage Facility and the iSiyaya Plantations Biodiversity Offset at Fairbreeze Mine - Feb 2021 KZN Sands Mineral Resources and Mineral Reserves Report 2021 Tronox KZN Mineral Sands Mine Closure Plan 25 Reliance on information provided by the registrant The preparation of this Technical Summary Report relies on information provided by Tronox and its employees in the following areas, as they are reasonably outside the expertise of the qualified persons. • Marketing plans and pricing forecasts as key inputs to the economic modelling; • Environmental performance commitments and mine closure costing; • Maintenance of licenses and other government approvals required to sustain the LOMP; • Capital to progress the mining of the Fairbreeze A and B deposits. 26 Date and Signature Page This report titled “KZN Technical Report Summary” with an effective date of December 31, 2021 was prepared and signed by: /s/ Carlo Philander Carlo Philander, Regional Manager Mineral Resource Development Dated at Koekenaap, Western Cape, South Africa February 22, 2022